THE SILVERFERN GROUP, INC.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMER
8- 65167

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THE SILVERFERN GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 GREENWICH OFFICE PARK
(No. and Street)

GREENWICH	CT	06831
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KATHY EFREM	(212) 897-1686	kefrem@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, Clive Holmes, affirm that, to the best of my knowledge and belief, the accompanying financial statements pertaining to The Silverfern Group, Inc. for the period ended December 31, 2021, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Clive R. Holmes.

Signature

Chief Executive Officer

Title

Subscribed and sworn

to before me 2/24/22

LINDSEY O BREEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6229395
Qualified in New York County
My Commission Expires 10-12-2022

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CITRIN COOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
The Silverfern Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Silverfern Group, Inc. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The Silverfern Group, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Silverfern Group, Inc.'s management. Our responsibility is to express an opinion on The Silverfern Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Silverfern Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as The Silverfern Group, Inc.'s auditor since 2017.
New York, New York
February 25, 2022

THE SILVERFERN GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2021

ASSETS

Cash	$	107,648
Due from affiliate		313,521
Prepaid asset		8,657
Income tax receivable		11,210
TOTAL ASSETS	$	441,036

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	39,199
TOTAL LIABILITIES		39,199
STOCKHOLDER'S EQUITY		
Common stock, no par value, 20,000 shares authorized		
1,600 shares issued and outstanding		696,000
Accumulated deficit		(294,163)
TOTAL STOCKHOLDER'S EQUITY		401,837
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	441,036

The accompanying notes are an integral part of these financial statements.

Note **1** - <u>Organization</u>

The Silverfern Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merchant banking and related financial advisory services to institutional clients and certain other investors. The Company does not hold customers' cash or securities.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Revenue Recognition</u>

The Company recognizes revenue in accordance with Accounting Standards Codification, Topic 606, Revenue from Contracts with Customers, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

<u>Advisory</u>

The Company provides advisory services in connection with sales of investment partnership interests. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

The Company had an outstanding receivable balance of $1,681 at January 1, 2021 and had no outstanding receivable balance at December 31, 2021.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of certain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with U.S. GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 3 - Income Taxes

No current or deferred income tax expense was recognized in 2021.

At December 31, 2021, the Company has recorded a deferred tax asset of approximately $102,000 applicable to federal, state, and local net operating loss carryforwards. A full valuation allowance has been recognized against these deferred tax assets as the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, estimation of which is not reasonably possible.

Note 4 -Concentrations

The Company maintains all of its cash balances in one financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

A significant portion of the Company's assets are reflected in a receivable from its affiliate.

Substantially all the Company's 2021 advisory revenues are from commissions on one contract.

Note 5 - Related Party Transactions

The Company has entered into a management service agreement with The Silverfern Group MGMT, LLC, a New York limited liability company ("SGM"). The agreement calls for SGM to provide the Company with employees, and property and equipment to fulfill its day-to-day operations. In addition, the Company has also entered into agreements with certain affiliates to provide consulting and management services on specific engagements of the Company. An analysis of these amounts for the year ended December 31, 2021 is as follows:

Management Services	$	1,200,000
Payroll Expense		93,180
Other office expenses		10,764
Rent Expense		25,056
Total	$	**1,329,000**

Due from affiliate represents amounts advanced for future expenses. The amounts recognized in the Statement of Operations are not necessarily the amounts that would have been recognized by the Company had it incurred said expenses with unrelated third parties. The Company has also received $55,000 in advisory services during 2021.

Note 6 – Liquidity

Accounting Standards Update 2014-15 requires that management evaluate conditions or events that might raise substantial doubt about the Company's ability to continue as a going concern. The Company has incurred a net loss during the year and has taken measures to improve its excess net capital as of December 31, 2021, as compared to the prior year. To alleviate any doubt about the Company's ability to continue as a going concern, the Company's sole shareholder has provided the Company with a letter of support which indicated support through March 15, 2023. In addition, along with near term revenues, the Company has a receivable from the affiliate which will help offset future expenses.

Note 7 – Current Expected Credit Loss

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2021.

Note 8 - Regulatory Requirements

The Company is subject to the SEC Uniform Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined. The rule also requires that equity capital may not be withdrawn if certain net capital requirements are not met. At December 31, 2021, the Company had net capital of $53,449, which exceeds its requirements by $48,449.

The Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

Note 9 – Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events and has noted no additional events that require disclosure or adjustment to the financial statement.